ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
                                909 Third Avenue
                                   28th Floor
                            New York, New York 10022


                                 April 12, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mary A. Cole, Esq.

              RE: Robeco-Sage Triton Fund, L.L.C.
              File Nos.: 333-141079 and 811-21472


Dear Ms. Cole:

            Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on April 12, 2007 or as soon as practicable thereafter.

            Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                              ROBECO-SAGE TRITON FUND, L.L.C.


                              By:  /S/ TIMOTHY J. STEWART
                                  -----------------------------
                                  Name:  Timothy J. Stewart
                                  Title:    Principal Manager

                              ROBECO SECURITIES, L.L.C.

                              By:  /S/ WILLIAM G. BUTTERLY
                                  -----------------------------
                                  Name: William G. Butterly
                                  Title:    Chief Legal Officer